Exhibit 12.1

Statement of Computation of Ratio
of Earnings to Fixed Charges

(in thousands)

	Years Ended-December 31,
	2006	2005	2004	2003	2002

Loss from continuing operations before income taxes	$(28,242)	$(17,372)	$(17,530)	$(2,589)	$(2,107)
Add fixed charges	1,373	1,420	1,461	777	1,047

Loss as defined	(26,869)	(15,952)	(16,069)	(1,812)	(1,060)
Fixed Charges:
Estimated interest component of rent expense	1,373	1,420	1,461	777	1,047

Deficiency of earnings to cover fixed charges	$(28,242)	$(17,372)	$(17,530)	$(2,589)	$(2,107)